WOLFPACK FINANCIAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

WOLFPACK FINANCIAL, INC.

Table of Contents

	Page
Independent Accountants' Report	1
Financial Statements:	
Consolidated Balance Sheets	2
Consolidated Statements of Revenues and Expenses	3
Consolidated Statements of Cash Flows	4
Consolidated Statements of Changes in Shareholders' Equity	5
Notes to Financial Statements	6-11

The Office of

SARANTO P. CALAMAS

Certified Public Accountants
MBA

640D Belle Terre Road
Port Jefferson, New York 11777
Fax (631) 928-1492

(631) 928-0002
e-mail: saranto@saranto.com

To the Board of Directors
Wolfpack Financial, Inc.

We have reviewed the accompanying consolidated financial statements of Wolfpack Financial, Inc. (the "Company") which comprise the consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of revenues and expenses, cash flows and changes in shareholders' equity for the years then ended, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Port Jefferson, New York
June 26, 2024

WOLFPACK FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

	2023		2022	
ASSETS				
CURRENT ASSETS				
Cash	$	319	$	23,362
Trade and other receivables		-		31,816
Prepaid expenses		-		50,000
Total Current Assets		319		105,178
FIXED ASSETS				
Intangible assets, net of accumulated amortization of $208,372 and $27,783, respectively		-		180,589
TOTAL ASSETS	$	319	$	285,767
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	115,392	$	220,562
Short-term debt		418,025		-
Total Current Liabilities		533,417		220,562
TOTAL LIABILITIES		533,417		220,562
SHAREHOLDERS' EQUITY (DEFICIT)				
Common Stock, $0.00001 par value		1,115,666		835,669
Retained earnings (deficit)		(1,648,764)		(770,464)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)		(533,098)		65,205
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$	319	$	285,767

The accompanying notes are an integral part of the financial statements.

WOLFPACK FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF REVENUE AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
REVENUES	$ 187,421	$ 11,397
OPERATING EXPENSES		
Advertising and promotions	5,861	13,249
Amortization	180,589	27,783
Bank fees	3,207	22,915
Borrowing costs	173,471	-
Consulting and subcontractor fees	17,607	4,900
Director fees	328,032	210,682
Interest	56,255	-
Office and administrative fees	6,704	8,728
Professional fees	34,118	26,687
Research and development	112,686	183,018
Software and subscriptions	63,106	39,699
Stock-based compensation	-	13,800
Travel and telecommunications	78,371	34,707
Total Operating Expenses	1,060,007	586,168
	(872,586)	(574,771)
OTHER COMPREHENSIVE INCOME		
Foreign currency translation adjustment	(1,714)	7,040
NET LOSS	$ (874,300)	$ (567,731)

The accompanying notes are an integral part of the financial statements.

WOLFPACK FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOWS USED IN OPERATING ACTIVITIES		
Decrease in Retained Earnings	$ (874,300)	$ (567,731)
Adjustments to reconcile increase (decrease) in net cash used in operating activities		
Amortization	180,589	27,783
Changes in operating assets and liabilities:		
Trade and other receivables	31,816	(31,816)
Prepaid expenses	50,000	(50,000)
Accounts payable and accrued liabilities	(105,170)	220,562
Total adjustments	157,235	166,529
NET CASH USED IN OPERATING ACTIVITIES	(717,065)	(401,202)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Intangible assets	-	(59,750)
NET CASH USED IN INVESTING ACTIVITIES	-	(59,750)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Common stock issued	279,997	484,234
Short-term debt	414,025	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	694,022	484,234
NET CASH INCREASE (DECREASE)	(23,043)	23,282
CASH - Beginning of Year	23,362	80
CASH - End of Year	$ 319	$ 23,362

The accompanying notes are an integral part of the financial statements.

WOLFPACK FINANCIAL, INC.
CONSOLIDATED STATEMENTS CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Number of Shares	Share Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2021	10,000,000	$ 351,435	$ (202,733)	$ -	$ 148,702
Private placements	960,078	275,644	-	-	275,644
Common shares issued to settle debt	720,000	195,040	-	-	195,040
Common shares issued to settle services	50,000	13,550	-	-	13,550
Net loss and comprehensive income	-	-	(574,771)	7,040	(567,731)
Balance - December 31, 2022	11,730,078	835,669	(777,504)	7,040	65,205
Private placements	75,000	14,364	-	-	14,364
Common shares issued to settle debt	357,788	97,890	-	-	97,890
Common shares issued to settle borrowing costs	600,000	164,160	-	-	164,160
Common shares issued to settle services	13,096	3,583	-	-	3,583
Net loss and comprehensive loss	-	-	(872,586)	(1,714)	(874,300)
Balance - December 31, 2023	12,775,962	$ 1,115,666	$ (1,650,090)	5,326	$ (529,098)

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Operations

Wolfpack Financial Inc. (the "Company" and "Wolfpack") was incorporated on June 25, 2021 under the laws of Delaware. The Company's principal activity is to develop and commercialize financial technology products and services to help beginners and inexperienced consumers invest in the stock market.

b) Basis of Presentation

The consolidated financial statements include the accounts of Wolfpack Financial, Inc. and it's wholly owned subsidiary, Wolfpack Financial Pty, Ltd, incorporated in Australia. Intercompany transactions are eliminated on consolidation.

c) Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting, in which revenue is recognized when earned, and expenses are recognized when incurred.

d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Cash and Cash Equivalents

The Company considers all highly liquid operating instruments with maturities of three months or less to be cash equivalents.

f) Fixed Assets and Intangibles

The Company capitalizes all fixed asset acquisitions in excess of $1,000. Fixed assets are capitalized at original cost, and maintenance and repairs are charged to expense. Depreciation is computed using the straight-line method over the assets' estimated useful lives. When assets are sold or otherwise disposed of, the assets and related accumulated depreciation are removed from the accounts and any gain or loss is included in the change in net assets for the year.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Fixed Assets and Intangibles (Continued)

The Company evaluates all fixed assets and intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value and is charged to expense in the period of impairment. At December 31, 2023, management has determined that intangible assets, comprised of development expenditures, are impaired and written down to reflect no value.

g) Advertising and Promotions

All costs associated with advertising and promotions are expensed in the year incurred. Advertising and promotion costs for the years ended December 31, 2023 and 2022 totaled $5,861 and $13,249, respectively.

h) Foreign Exchange Translation

The Company's functional and presentation currency is the United States dollar. The functional currency of the Company's subsidiary is the Australian dollar. Foreign currency transactions are recorded at the spot rate on the transaction date. The financial results and position of foreign operations whose functional currency is different from the Company's presentation currency are translated as follows:
- Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- Income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
- Retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to accumulated other comprehensive income in the consolidated statements of financial position. These differences are recognized in the consolidated statements of loss and comprehensive loss in the period in which the translation occurs.

i) Stock-Based Compensation

Equity-settled share-based compensation transactions are measured at the fair value of the goods or services received, except where fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the services.

NOTE 1:   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

j)   Income Taxes

The Company prepares and files its tax returns and accounts for income taxes using the liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been included in the financial statements. Under this method, temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that a portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

The Company applies the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ASC 740, Income Taxes – *Uncertainty in Income Taxes*. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that is more likely than not to be realized upon ultimate settlement with the relevant tax authority.

The Company applies the uncertain tax position guidance to all tax positions for which the statute of limitations remained open. The Company files a federal income tax return a state income tax return annually. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to be applied. The Company is no longer subject to U.S. federal income tax and state income tax examinations by tax authorities for the years before 2020. The Company does not have any material uncertain tax positions. The Company's policy is to record interest and penalties, if any, as a component of operating expenses.

NOTE 2:   **FIXED ASSETS AND INTANGIBLES**

Fixed assets and intangibles consisted of the following at December 31, 2023 and 2022:

	2023	2022
Development expenditures	$ 208,372	$ 208,372
Less: Accumulated amortization	(208,372)	(27,783)
Fixed assets and intangibles, net	$ -	$ 180,589

Amortization expense for the years ended December 31, 2023 and 2022 were $180,589 and $27,783, respectively.

NOTE 3: CAPITAL STRUCTURE

The Company's authorized share capital is unlimited with per share par value being $0.00001.

During 2023, the Company issued 960,078 common shares for gross proceeds of $289,865, less share issuance costs of $14,221.

On December 31, 2023, the Company issued 720,000 common shares to related parties to settle debt of $195,040. The common shares were valued at the most recent private placement price, therefore no gain or loss was recorded on the settlement of debt.

On November 14, 2023, the Company issued 50,000 common shares to employees.

On October 18, 2023, the Company issued 75,000 common shares for gross proceeds of $20,520 less share issuance costs of $6,157.

Between April 6, 2023 and December 31, 2023, the Company issued 357,788 common shares to related parties to settle debt of $97,890.

Between April 6, 2023 and December 24, 2023, the Company issued 600,000 common shares to a related party to settle borrowing costs of $164,160.

Between February 25, 2023 and July 27, 2023, the Company issued 13,096 common shares for contract services provided.

NOTE 4: RELATED PARTY TRANSACTIONS AND BALANCES

The renumeration of directors and other key management personnel of the Company for the year ended December 31, 2023 and for the period from June 25, 2022 (date of incorporation) to December 31, 2022 was as follows:

	2023	2022
Director fees	$ 328,032	$ 210,682
Share issue costs	6,157	14,221
Total	$ 334,189	$ 224,903

A director received commission based on the level of capital raising introduced during the year ended December 31, 2023 and December 31, 2022. These fees have been included in share capital.

As at December 31, 2023, there are balances due to a director included in accounts payable and accrued liabilities of $3,625.

NOTE 4:   RELATED PARTY TRANSACTIONS AND BALANCE (CONTINUED)

Other related party transactions include:

	2023	2022
Common shares issued to settle debt	$ 95,822	$ 195,040
Common shares issued to settle borrowing costs	600,000	164,160

During the year ended December 31, 2023, the Company issued common shares to settle debt due to directors and related parties.

Between April 6, 2023, and December 24, 2023, the Company issued 600,000 common shares to a related party to settle borrowing costs.

NOTE 5:   SHORT-TERM DEBT

The Company's Australian subsidiary has issued a convertible note to a related party for the provision of working capital. The note is a renewal of the original convertible note issued March 31, 2023. The principal amount is $600,000 AUD. It is a 12 month term note maturing December, 2024. The interest rate is 20% per annum. Upon execution of the note, 300,000 non-refundable shares were issued.

NOTE 6:   COMMITMENTS AND CONTINGENCIES

Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

NOTE 7:   GOING CONCERN

The Company's consolidated financial statements are prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business.

The consolidated financial statements show a net loss for the years ended December 31, 2023 and 2022 of $874,300 and $567,731, respectively, and a net cash outflow from operations of $717,065 and $401,202, respectively. The Company has not generated any significant revenues from this activity and has accumulated losses to date. These conditions indicate the existence of material uncertainties that may cast significant doubt over the ability of the Company to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon the continued development of the financial product and services of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations. The consolidated financial statements do not include any adjustments to

NOTE 7:   GOING CONCERN (CONTINUED)

the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through advances from existing shareholders, private placement of restricted securities or the issuance of shares in lieu of cash for payment of services until such time as a fully operational product is released to the market. There are no written agreements in place for such funding or issuance of securities, and there can be no assurance that such will be available in the future.

NOTE 8:   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on these accounts.

NOTE 9:   SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 26, 2024, the date the accompanying financial statements were available to be issued. There were no subsequent events through this date requiring disclosure.